OMB APPROVAL
OMB Number: 3235-0145
Expires:  October 31, 1998
Estimated average burden hours per form14.90

                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

REPAP ENTERPRISES INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

76026M309
(CUSIP Number)

Michael Katz, Esq., 2 American Lane, Greenwich, Connecticut
06836-2571; Tel. (203) 862-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 26, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the
statement.   (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages
Page 1 of 7 Pages
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Silverton International Fund Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER
            158,593,728

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            158,593,728

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            158,593,728

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.4%

14      TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Paloma Partners L.L.C.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER
            32,573,697

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            32,573,697

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            32,573,697

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.4%

14      TYPE OF REPORTING PERSON*
            OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Paloma Advisers Limited (USA)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7       SOLE VOTING POWER
            158,593,728

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            158,593,728

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            158,593,728

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.4%

14      TYPE OF REPORTING PERSON*
            CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            S. Donald Sussman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7       SOLE VOTING POWER
            191,167,425

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            191,167,425

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            191,167,425

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.7%

14      TYPE OF REPORTING PERSON*
            IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 1. Security and Issuer

        The principal executive officers of Repap
Enterprises Inc. (the "Company") are now at 300 Atlantic
Street, Suite 200, Stamford, CT  06901.

ITEM 2. Identity and Background

        Robert B. Poile, effective March 12, 1998, is no longer an investment and portfolio manager for Silverton
International Fund Limited ("Silverton") and Paloma Partners
LLC ("Paloma Partners").

        Sundown Corp. ("Sundown") is no longer a managing member of Paloma Partners Company LLC ("PPC") (which is the managing member of Paloma Partners). S. Donald Sussman is now the sole managing member of PPC.

ITEM 5. Interest in Securities of the Issuer

        (a)(i) Silverton is the beneficial owner of 158,593,728 Shares, constituting approximately 21.4% of the outstanding Shares, consisting of: (A) 158,591,964 actual outstanding Shares and (B) 1,764 Shares (58.824 Shares per CDN$1,000 principal amount) issuable upon conversion of CDN$30,000 principal amount of 9% Convertible Debentures. The persons named with respect to Silverton in Item 2(i)(B) do not own any Shares directly, but by virtue of rule 13d-3 of the Exchange Act of 1934 as amended (the "Exchange Act"), may be deemed to own beneficially all of the Shares beneficially owned by Silverton.

            (ii) Paloma Partners is the beneficial owner of 32,573,697 Shares, constituting approximately 4.4% of the outstanding Shares, consisting of: (A) 31,103,273 actual outstanding Shares and (B) 1,470,424 Shares (58.824 Shares per CDN$1,000 principal amount) issuable upon conversion of CDN$ 24,997,000 principal amount of 9% Convertible Debentures. PPC and Sussman do not own Shares directly, but by virtue of Exchange Act Rule 13d-3, may be deemed to own beneficially all of Shares beneficially owned by Paloma Partners.

            (iii)Paloma Advisers does not own Shares directly but by virtue of Exchange Act Rule 13d-3, may be deemed to own beneficially all of the Shares beneficially owned by Silverton.

            (iv) and (v) Mr. Sussman does not own Shares directly but by virtue of Exchange Act Rule 13d-3 may be deemed to own beneficially all of the Shares beneficially owned by the other Reporting Persons.


        (c)      On March 26, 1998, River Road (Canada)
LLC, a subsidiary of Paloma Partners ("RRC") distributed 22 million Shares to Robert Poile, a former investment portfolio manager for Paloma and Silverton as part of the distribution of Mr. Poile's membership interest in RRC. For purposes of this distribution, such Shares were valued at Cdn $ .28 per Share.

                      SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  March 27, 1998

        SILVERTON INTERNATIONAL FUND LIMITED


        By: /s/ William J. Anderson
                  William J. Anderson, Vice President


        PALOMA PARTNERS L.L.C.

        By:      Paloma Partners Company L.L.C.
                 Managing Member



                 By:  /s/ S. Donald Sussman
                            S. Donald Sussman, Chairman



        PALOMA ADVISERS LIMITED (USA)


        By: /s/ S. Donald Sussman
                   S. Donald Sussman, President


         /s/ S. Donald Sussman
                  S. Donald Sussman